19337 US 19 North, Suite 525 Clearwater, FL 33764 727-536-6666 (Office) 727-536-6665 (Facsimile) www.bulovatechgroup.com

September 17, 2012

United States
Securities and Exchange Commission
Washington, D.C 20549

Attn:      Maryse Mills-Apenteng
Special Counsel

Re:         Bulova Technologies Group, Inc.
Preliminary Information Statement on Schedule 14-C
Filed August 24, 2012
File No. 000-09358

This letter is in response to your comment letter dated September 7, 2012.  The letter contained five comments of which we will respond to in order by restating the comment and providing a response as follows:

General

Comment #1

You indicate that stockholders representing a majority of your voting shares provided you with written consents approving the sale of substantially all of the assets of your wholly- owned subsidiary, Bulova Technologies Ordnance Systems LLC (BTOS).  Please revise your information statement to indicate, if true, that the assets of Bulova Technologies Ordnance Systems LLC to be sold represent substantially all of the consolidated assets of Bulova Technologies Group, Inc.  Please include prominent disclosure to this effect in the questions and answers section of the document as well as in both the summary and the discussion of Proposal No. 1.

Response

We have amended the information statement to indicate that the assets of Bulova Technologies Ordnance Systems LLC to be sold, also represent substantially all of the consolidated assets of Bulova Technologies Group, Inc, in the questions and answers section of the document as well as in both the summary and the discussion of Proposal No. 1.

Proposal No. 1 Approval of Sale of the Assets of BTOS

Comment #2

The proposed asset sale transaction is within the scope of Item 14(a)(4) of Schedule 14A, and all of the applicable information required by Item 14 of Schedule 14A should be provided.  See Item 1 of Schedule 14C.  Specifically, please revise your information statement to provide audited financial statements for each of the two most recent fiscal years and unaudited interim periods.  Unaudited financial statements of the business to be disposed of should be provided in the proxy materials for the same periods as are required for the registrant, along with pro forma information.  Please refer to Item 14(c)(1) of Schedule 14A.  For further guidance, see also the Division of Corporation Finance’s July 2001 Interim Supplement to Publicly Available Telephone Interpretations, Regulation M-A, Section H. Question 6 (available at http://www.sec.gov/interps/telephone/phonesupplement3.htm).

Response

We have amended the information statement by adding a “Financial Information” section, to provide audited financial statements for each of the two most recent fiscal years and unaudited interim periods.  We have also provided unaudited financial statements of the business to be disposed of for the same periods, along with pro forma information.

Comment #3

Please note if you intend to incorporate your audited financial statement from prior periodic reports, you must clearly indicate this in your information statement.  Since you are not eligible to incorporate by reference pursuant to Item 13 of Form S-4, if you seek to incorporate the required financial information by reference to your applicable periodic reports, you must deliver to your shareholders your annual report, as well as your most recent quarterly report, along with your information statement.  Please refer to Item 14(e)(2) of Schedule 14A.  Please confirm your understanding.

Response

We are not incorporating any financial statements by reference.  Instead, we have provided all of the financial information required with the information statement, as explained in the response to Comment #2.

Comment #4

Please describe the material terms of any debt that may be extinguished from the proceeds of the sale, including the current amount of principal and accrued interest and any related party disclosure required under Item 3 of Schedule 14C.  You should clearly indicate which debt agreements are related party transactions and the nature of the related party relationship.

Response

We have provided the material terms of all of the debt of the Company in the Financial Information section of our revised 14C.  We have identified within the description of the proposed transaction the creditors whose debt is to be extinguished from the proceeds of the sale, and we have disclosed all pertinent information relative to related party debt.

Comment #5

Please provide a materially complete description of your assets and planned operations after the sale of substantially all of the assets of BTOS.  Your disclosure briefly indicates that you intend to continue business operations through your subsidiary BT Europe, but it is unclear whether that business represents a developmental stage business with little or no revenues or operations.  Your discussion should provide the disclosures required by Item 101(h)(4) of Regulation S-K.  Please refer to Item 14(b)(3) and (c)(1) of Schedule 14A for further guidance.

Response

We have provided a materially complete description of our assets and planned operations after the sale of substantially all of the assets of BTOS, which include the continuation of the business operations of BT Europe.  Our discussion provides the disclosures required.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stephen L. Gurba
Stephen L. Gurba
Chief Executive Officer